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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NEXTEL COMMUNICATIONS, INC. (Name of Issuer)
Class A Common Stock, par value $0.001 per share (Title of Class of Securities)
65332V103 (CUSIP Number)
Carol Forsyte Motorola, Inc. 1303 East Algonquin Road Schaumburg, IL 60196 (847) 576-7646 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65332V103	13D	Page 2 of 14 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* Not applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
76,167,768 (Includes 35,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements—See Item 6)

		(8)	SHARED VOTING POWER 7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5)

(9)	SOLE DISPOSITIVE POWER
76,167,768 (Includes 35,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements—See Item 6)

		(10)	SHARED DISPOSITIVE POWER 7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,190,768 (Includes 35,660,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements—See Item 6)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%

(14)	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V103	13D	Page 3 of 14 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola Canada Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS* Not applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES	(7)	SOLE VOTING POWER -0-
BENEFICIALLY
REPORTING PERSON WITH	(8)	SHARED VOTING POWER 5,000,000 (See Item 5)

	(9)	SOLE DISPOSITIVE POWER -0-

	(10)	SHARED DISPOSITIVE POWER 5,000,000 (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%

(14)	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V103	13D	Page 4 of 14 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola SMR, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS* Not applicable.

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES	(7)	SOLE VOTING POWER -0-
OWNED BY
EACH REPORTING PERSON WITH	(8)	Shared Voting Power 2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5)

	(9)	SOLE DISPOSITIVE POWER -0-

	(10)	SHARED DISPOSITIVE POWER 2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock—See Item 5)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%

(14)	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V103	13D	Page 5 of 14 Pages

Item 1.    Security and Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

        This Amendment No. 4 ("Amendment") relates to the Class A Common Stock, par value $0.001 per share (the "Nextel Class A Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The Report on Schedule 13D filed by Motorola dated August 7, 1995, as amended by Amendment No. 1 dated May 10, 1996, Amendment No. 2 dated July 29, 1999 and Amendment No. 3 dated May 28, 2001 (hereinafter collectively referred to as "Motorola Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

        The percentage of Nextel Class A Common Stock reported in this Amendment as being beneficially owned by Motorola, Inc. ("Motorola"), Motorola SMR, Inc. ("Motorola SMR") and Motorola Canada ("Motorola Canada") is based upon the number of outstanding shares of common stock on October 31, 2002 as identified in Nextel's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

Item 2.    Identity and Background.

        Item 2 is amended and restated to read as follows:

        (a)-(c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"), Motorola SMR, Inc., a New Jersey corporation and wholly-owned subsidiary of Motorola ("Motorola SMR") and Motorola Canada, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola ("Motorola Canada").

        Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications and embedded electronic solutions. Our Intelligence Everywhere™ solutions include: (i) software-enhanced wireless telephone and messaging, two-way radio products and systems, as well as networking and Internet-access products for consumers, network operators and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operators; (iii) embedded semiconductor solutions for customers in wireless communications, networking and transportation markets; and (iv) integrated electronic systems for automotive, Telematics, industrial, telecommunications, computing and portable energy systems markets.

        The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.

        Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3 of the Motorola Schedule 13D) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3 of the Motorola Schedule 13D). Motorola SMR's executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR's knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

        Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada's executive offices are located at 8133 Warden, Markham, Ontario L6G 1B3. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

CUSIP No. 65332V103	13D	Page 6 of 14 Pages

        (d)-(e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola's, Motorola SMR's and Motorola Canada's knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction.

        Item 4 is amended to add the following paragraphs as the fourth and fifth paragraphs of Item 4:

        On March 4, 2003 Motorola sold 25,000,000 shares of Nextel Class A Common at a price of $13.42 per share in a block trade to Salomon Smith Barney Inc. for resale into the open market (the "Block Sale").

        As more fully described in Item 6 below, on March 3, 2003 and March 4, 2003 Motorola entered into variable forward share contracts with each of Goldman Sachs Capital Markets, L.P. and Citibank N.A., New York, respectively, (collectively, the "Contracts") to sell an aggregate of up to 25,000,000 shares of Nextel Class A Common Stock.

        The former fourth paragraph of Item 4 is amended and restated to read as follows:

        Except in connection with the transactions contemplated by the Contribution and Merger Agreement, the Motorola Stock Purchase Agreement, the Sale Plan, the Block Sale and the Contracts as described above and in Item 6 hereof, none of Motorola, Motorola SMR or Motorola Canada has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of the Schedule 13D. Each of Motorola, Motorola SMR and Motorola Canada does, however, expect to evaluate on an ongoing basis its intentions with respect to Nextel and may determine to pursue one or more of the actions specified in Items (a) through (j).

Item 5.    Interest in Securities of the Company.

        Item 5 is amended and restated to read as follows:

        (a)-(c) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 83,190,768 shares of Nextel Class A Common Stock(1) (constituting 8.6% of the total outstanding shares of Nextel's Class A Common Stock). As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 76,167,768 shares and shared voting and dispositive power as to 7,023,000 shares (including 35,053,780 and 606,220 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock).

(1)
Motorola's beneficial ownership of Nextel Class A Common Stock consists of (i) 47,530,768 shares of Nextel Class A Common Stock and (ii) 35,660,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13D-3(d).

        Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,023,000 shares of Nextel Class A Common Stock (constituting 0.21% of the total outstanding shares of Nextel's Class A Common Stock). As to such shares (which includes 606,220 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

        Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5,000,000 shares of Nextel Class A Common Stock (constituting 0.52% of the total outstanding shares of Nextel's Class A Common Stock). As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

CUSIP No. 65332V103	13D	Page 7 of 14 Pages

        None of Motorola, Motorola SMR, Motorola Canada, or any of the individuals in Appendices 1 through 3 has had any transactions in Nextel Class A Common Stock during the past 60 days except that (i) on March 4, 2003 Motorola sold 25,000,000 shares of Nextel Class A Common Stock pursuant to the Block Sale described in Item 4 hereof and (ii) on March 3, 2003 and March 4, 2003 Motorola entered into the transactions contemplated by the Contracts described in Item 6 hereof.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The ninth paragraph of Item 6 is amended and restated to read as follows:

        In addition, as long as Motorola owns 5% of the outstanding shares of Nextel Common Stock, Motorola will have the right to nominate two members for election to the Nextel Board. Keith Bane, Motorola's former Executive Vice President and President, Global Strategy and Corporate Development, was first elected to the Nextel Board on July 31, 1995 and continues to serve on the Nextel Board as Motorola's designated nominee. In the event of a transfer of shares of Nextel Common Stock by Motorola, one transferee of at least 5% of the outstanding shares of Nextel Common Stock, designated by Motorola and approved by Nextel (whose consent will not be unreasonably withheld), will have the right (so long as such transferee owns at least 5% of the outstanding shares of Nextel Common Stock) to nominate one person to the Nextel Board.

        The twelfth paragraph of Item 6 is amended and restated to read as follows:

        Also in connection with the Securities Purchase Agreement, Motorola granted Investor an option to purchase up to an additional 18,000,000 shares of Nextel Common Stock (adjusted to reflect Nextel's 2:1 stock split effective June 7, 2000) in three tranches over a six-year period. The Investor exercised its option to purchase the first tranche in full on August 25, 1997 and its option to purchase the second tranche in full on August 25, 1999. The remaining tranche was exercisable for up to 10,000,000 shares at $10.75 per share (adjusted to reflect Nextel's 2:1 stock split effective June 7, 2000) during the 30-day period following July 28, 2001. Such option was not exercised and expired by its terms. In addition, subject to certain limitations, Motorola has granted Investor a right of first refusal to purchase shares of Nextel Common Stock owned by Motorola. However, Investor waived its right of first refusal under the Securities Purchase Agreement to purchase shares of Nextel Common Stock owned by Motorola in connection with the sale of up to 60,000,000 shares of Nextel Common Stock by Motorola, either in one or more brokers' transactions, in one or more negotiated sales, in one or more deferred sale transactions with a broker-dealer firm pursuant to variable rate forward sale contracts or similar arrangements, in a combination thereof or otherwise through the end of 2003. Investor has acknowledged that a sale or sales made pursuant to a deferred sale transaction such as a forward sale contract or similar arrangement shall be deemed consummated upon entering the deferred sale agreement and that the future settlement of such arrangement shall be covered by the waiver previously described.

        Item 6 is amended to add the following paragraphs after the fifteenth paragraph of Item 6:

        On March 3, 2003 and March 4, 2003 Motorola entered into the Contracts pursuant to which Motorola may elect to receive a notional amount of cash at any time during the term of the Contracts as advances against a future sale of up to 25,000,000 shares, in the aggregate, of Nextel Class A Common Stock as set forth below (the "Contract Shares").

CUSIP No. 65332V103	13D	Page 8 of 14 Pages

        Each of the Contracts provide Motorola with a modified put option and the counterparty with a modified call option with respect to the Contract Shares subject to such Contract. Pursuant to each Contract, Motorola will deliver, in ten components of nearly equal size with adjustments to eliminate fractional shares (each a "Component"), a number of shares of Nextel Class A Common Stock (or, at the option of Motorola, the cash equivalent of such shares) equal to the product of (1) the number of Contract Shares subject to such Component and (2) the Exchange Ratio, which will be determined as described below.

Counterparty to Contract	Underlying Shares	Component	Valuation Dates	Exchange Ratio
Goldman Sachs Capital Markets, L.P.	8,333,333	1 2 3 4 5 6 7 8 9 10	2/17/2006 2/21/2006 2/22/2006 2/23/2006 2/24/2006 2/27/2006 2/28/2006 3/1/2006 3/2/2006 3/3/2006	(i) (ii) (iii)	If the volume weighted average price for the regular
trading session (the "Settlement Price") of the Nextel
Class A Common Stock on the Valuation Date is less
than or equal to $13.08 (the "Floor Price"), the
Exchange Ratio will be one;

If the Settlement Price is greater than the Floor Price
but less than $16.29 (the "Cap Price"), the
Exchange Ratio will be equal to the Floor Price
divided by the Settlement Price; and

If the Settlement Price is equal to or greater than the
Cap Price, the Exchange Ratio will be Floor Price +
(Settlement Price - Cap Price) divided by the
					Settlement Price.
Citibank N.A., New York	8,333,333	1 2 3 4 5 6 7 8 9 10	2/20/2007 2/21/2007 2/22/2007 2/23/2007 2/26/2007 2/27/2007 2/28/2007 3/1/2007 3/2/2007 3/5/2007	(i) (ii) (iii)
If the average closing price (the "Settlement Price")
of the Nextel Class A Common Stock on the
Valuation Date is less than or equal to $13.42 (the
"Floor Price"), the Exchange Ratio will be one;

If the Settlement Price is greater than the Floor Price
but less than $17.6178 (the "Cap Price"), the
Exchange Ratio will be equal to the Floor Price
divided by the Settlement Price; and

If the Settlement Price is equal to or greater than the
Cap Price, the Exchange Ratio will be Floor Price +
(Settlement Price - Cap Price) divided by the
					Settlement Price.
Citibank N.A., New York	8,333,334	1 2 3 4 5 6 7 8 9 10	2/20/2008 2/21/2008 2/22/2008 2/25/2008 2/26/2008 2/27/2008 2/28/2008 2/29/2008 3/3/2008 3/4/2008	(i) (ii) (iii)
If the average closing price (the "Settlement
Price") of the Nextel Class A Common Stock
on the Valuation Date is less than or equal to
$13.42 (the "Floor Price"), the Exchange Ratio
will be one;

If the Settlement Price is greater than the Floor
Price but less than $20.4105 (the "Cap Price"),
the Exchange Ratio will be equal to the Floor
Price divided by the Settlement Price; and

If the Settlement Price is equal to or greater
than the Cap Price, the Exchange Ratio will be
Floor Price + (Settlement Price - Cap Price)
					divided by the Settlement Price.

        To secure its obligations under each of the Contracts, among other things, Motorola pledged the Contract Shares subject to the Contract to the counterparty under the terms set forth in such Contract.

CUSIP No. 65332V103	13D	Page 9 of 14 Pages

        The former sixteenth paragraph of Item 6 is amended and restated to read as follows:

        The foregoing descriptions of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement and the Contracts are summaries and all statements made in this Schedule 13D, as amended, which relate to such agreements are qualified in their entirety by reference to the complete text of each of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement and each of the Contracts which are incorporated herein by reference and copies of which were previously filed or are attached as described below in Item 7.

Item 7.    Material to be Filed as Exhibits.

        Item 7 is amended to add the following exhibits.

Exhibit 7	Confirmation of Variable Forward Share Transaction by and between Motorola, Inc. and Goldman Sachs Capital Markets, L.P.
Exhibit 8	Confirmation of Variable Forward Share Transaction by and between Motorola, Inc. and Citibank N.A., New York.
Exhibit 9	Confirmation of Variable Forward Share Transaction by and between Motorola, Inc. and Citibank N.A., New York.

CUSIP No. 65332V103	13D	Page 10 of 14 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2003	MOTOROLA, INC.
	By:	/s/ DAVID W. DEVONSHIRE
	Name:	David W. Devonshire Executive Vice President and Chief Financial Officer
Dated: March 3, 2003	MOTOROLA SMR, INC.
	By:	/s/ CAROL H. FORSYTE
	Name:	Carol H. Forsyte Assistant Secretary
Dated: March 3, 2003	MOTOROLA CANADA LIMITED
	By:	/s/ CAROL H. FORSYTE
	Name:	Carol H. Forsyte Assistant Secretary

CUSIP No. 65332V103	13D	Page 11 of 14 Pages

APPENDIX 1
INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA, INC.

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA

Christopher B. Galvin	Chairman of the Board and Chief Executive Officer, Motorola, Inc.
Mike S. Zafirovski	President and Chief Operating Officer, Motorola, Inc.
Francesco Caio	Chief Executive Officer, Netscalibur. His Business address is:Via Caldera 21, 20153 Milano, Italy. Mr. Caio is a citizen of Italy.
H. Laurance Fuller	Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primary Business Center, 1111 E. Warrenville Road, Suite 257, Naperville IL 60563.
Anne P. Jones	Consultant. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.
Judy C. Lewent	Executive Vice President and Chief Financial Officer and President, Human Health Asia, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.
Dr. Walter E. Massey	President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.
Nicholas Negroponte	Chairman of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.
Indra K. Nooyi	President and Chief Financial Officer, PepsiCo, Inc. Her business address is: 700 Anderson Hill Road, Purchase NY 10577.
John E. Pepper, Jr	Chairman of the Executive Committee, Procter & Gamble Co. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.
Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International. His business address is: CPC International, Inc., 6500 Archer Road, Summit-Argo, IL 60501.
Douglas A. Warner III	Retired; formerly Chairman of the Board, J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.
B. Kenneth West
Senior Consultant for Corporate Governance to Teachers Insurance and Annuity Association-College Retirement Equities Fund. His business address is: Retired Chairman of the Board, Harris Bankcorp, Inc., 32196 North River Road, Libertyville, IL 60048-4247.
Dr. John A. White	Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

CUSIP No. 65332V103	13D	Page 12 of 14 Pages

EXECUTIVE OFFICERS OF MOTOROLA, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Robert L. Barnett	Executive Vice President.
Gregory Q. Brown	Executive Vice President, President and Chief Executive Officer, Commercial Government and Industrial Solutions Sector.
Dennis J. Carey	Executive Vice President, President and Chief Executive Officer, Integrated Electronics Systems Sector.
Eugene A. Delaney	Executive Vice President and President, Global Relations and Resources Organization.
David W. Devonshire	Executive Vice President and Chief Financial Officer.
Glenn A. Gienko	Executive Vice President and Motorola Director of Human Resources.
A. Peter Lawson	Executive Vice President, General Counsel and Secretary.
Thomas J. Lynch	Executive Vice President, President and Chief Executive Officer, Personal Communications Sector.
Daniel M. Moloney	Executive Vice President, President and Chief Executive Officer, Broadband Communications Sector.
Adrian R. Nemcek	Executive Vice President, President and Chief Executive Officer, Global Telecom Solutions Sector.
Fred (Theodore) A. Shlapak	Executive Vice President, President and Chief Executive Officer, Semiconductor Products Sector. Mr. Shlapak is a citizen of Canada.
Leif G. Soderberg	Senior Vice President and Director, Global Strategy and Corporate Development
Padmasree Warrior	Senior Vice President and Chief Technology Officer.

CUSIP No. 65332V103	13D	Page 13 of 14 Pages

APPENDIX 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola SMR, Inc. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA SMR, INC.

Garth L. Milne	Treasurer of SMR, Inc. Senior Vice President and Treasurer of Motorola, Inc.

EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA SMR, INC.)

A. Peter Lawson	Secretary of SMR, Inc. Executive Vice President, General Counsel and Secretary of Motorola, Inc.

CUSIP No. 65332V103	13D	Page 14 of 14 Pages

APPENDIX 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola Canada Limited. To the best of Motorola Canada Limited's knowledge, the citizenship of the directors and executive officers is as listed below. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA CANADA LIMITED

Frank A. Maw	President, Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian
Robert Nichols	Vice President and Corporate Controller of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian
Edward J. Hughes	Assistant Treasurer of Motorola Canada Limited. Corporate Vice President and Director of Finance, Global Relations and Resources Organization, Motorola, Inc. Citizenship: U.S.

EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA CANADA LIMITED)

Garth L. Milne	Treasurer of Motorola Canada Limited. Senior Vice President and Treasurer of Motorola, Inc. Citizenship: U.S.
Paul C. Frew	Vice President and Director, Government Relations, Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Company.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
APPENDIX 1 INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA, INC.
APPENDIX 2 INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.
APPENDIX 3 INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED